Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2011	2012	2013	2014	2015	Three Months Ended March 31, 2016
Earnings:
Income (loss) from continuing operations before taxes	$52.5	$100.6	$77.0	$(5.9)	$(80.1)	$(2.9)
Deduct: Equity earnings net of dividends	0.2	0.8	0.8	(1.6)	(3.1)	(0.5)
Deduct: Pre-tax income of noncontrolling interests	0.9	2.0	0.0	0.0	0.0	0.0
Add: Fixed charges	40.8	41.6	39.4	51.8	64.6	16.3
Earnings as defined	$92.2	$139.4	$115.6	$47.5	$(12.4)	$13.9

Fixed charges:
Interest expensed	$27.2	$27.9	$26.8	$39.1	$50.7	$12.3
Other	0.0	0.0	0.4	1.3	0.0	0.0

Rents	43.8	44.3	39.4	36.7	44.7	$12.9
Interest factor	31%	31%	31%	31%	31%	31%
Estimated interest component of rent	13.6	13.7	12.2	11.4	13.9	$4.0
Total fixed charges	$40.8	$41.6	$39.4	$51.8	$64.6	$16.3
Ratio of earnings to fixed charges(1)	2.26	3.35	2.93	0.92	(0.19)	0.85

(1)	In 2014, 2015 and 2016, earnings did not cover fixed charges by $4.3 million, $77.0 million and $2.4 million, respectively.